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                            August 23, 2022

       Mark Hanchett
       Chief Executive Officer
       Atlis Motor Vehicles Inc
       1828 N. Higley Road, Suite 116
       Mesa, AZ 85205

                                                        Re: Atlis Motor
Vehicles Inc
                                                            Post-Qualification
Amendment No. 9 on Form 1-A
                                                            Filed August 8,
2022
                                                            File No. 024-11714

       Dear Mr. Hanchett:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 9 on Form 1-A filed August 8, 2022

       Corporate Reorganization, page 5

   1. We note the disclosures regarding your planned listing and corporate reorganization.
                                                        Please revise to
clarify the following:

                                                              the chronological
timing of each step involved in the listing and reorganization transactions;
                                                              what company will
be listed and file the post-qualification amendment and Form 8-
                                                            A. This offering
statement indicates that Atlis Motors has filed or will file the documents, but your
disclosure suggests that ATLIS will be the listed company;
                                                              explain on what
exemption you will rely regarding the exchange between ATLIS and
                                                            Atlis Motors.
Include in your response the facts supporting the exemption you claim;
                                                            and
                                                              if you intend to
rely on Regulation A+ for that exchange, explain how you met each
 Mark Hanchett
Atlis Motor Vehicles Inc
August 23, 2022
Page 2
           of the applicable criteria to conduct that transaction. Include in your response how
           Atlis Motors' offering amount would impact the availability of Regulation A+.
Experts, page 68

2. Reconcile the disclosure here regarding the identity of counsel who will provide the opinion with the identity of counsel in the opinion actually filed with this offering statement.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
(202) 551-3397 with any other questions.



                                                             Sincerely,
FirstName LastNameMark Hanchett
                                                             Division of
Corporation Finance
Comapany NameAtlis Motor Vehicles Inc
                                                             Office of
Manufacturing
August 23, 2022 Page 2
cc:       Mike Blankenship
FirstName LastName